EXHIBIT 99.1

Endeavour Silver Releases Inaugural Climate Report

VANCOUVER, British Columbia, March 09, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) (“Endeavour” or the “Company”), today publishes its inaugural climate strategy report, entitled “Our Climate Journey”. The report highlights our approach to climate change and aligns with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”), providing specific climate-related information in four areas: governance, strategy, risk management, and metrics and targets.

“We are pleased to publish our first TCFD-aligned report, demonstrating our longstanding commitment to transparency and disclosure on sustainability issues that matter to our stakeholders,” says Dan Dickson, CEO. “For Endeavour Silver, like many other organizations, we are in the early days of understanding our footprint, opportunities and long-term pathway to a more sustainable business. We are trying to be thoughtful and diligent in assessing what the climate emergency means for our Company and the most effective steps we can take.”

As a primary silver producer, our business has an essential role in enabling the transition to a low carbon economy. We believe that future demand for silver will be heavily driven by the global response to climate change. In particular, markets are likely to respond to the widespread adoption of renewable energy sources as a means of de-carbonizing global energy supply. This demand will favor industrial applications in silver such as photovoltaics, which is currently the fastest growing segment of silver demand.

Protecting the planet is one of the three pillars of Endeavour’s 2022-2024 Sustainability Strategy. Through the strategy, we are elevating our environmental stewardship to reduce negative impacts, protect ecosystems and support environmental sustainability. Our focus is on mobilizing action towards a low-carbon economy, by minimizing our production of direct and indirect greenhouse gas (“GHG”) emissions and developing a climate risk response plan.

Added Dan: “As a mining company, we proactively manage risk all the time, and now we’re integrating climate-related risks into our risk management practices. We also view climate change beyond risk. It’s an opportunity for us to build a more climate-smart business that’s well positioned for a lower-carbon future.”

With the release of our first climate report, we aim to provide stakeholders with the necessary information to properly evaluate Endeavour’s climate risks, impacts and performance. Our climate-related disclosure is a key component of our sustainability reporting, while also supporting our business development as we align with industry actions to help protect our planet, now and well into the future. We recognize that there is significant movement underway to strengthen and standardize accounting of climate related risks and opportunities, including efforts by the International Financial Reporting Standards (“IFRS”) Foundation. We also welcome the evolving scrutiny on corporate climate reporting as we continue to develop our understanding and disclosures.

“Our sustainability journey is not a new one, as Endeavour has been formally reporting on ESG initiatives for ten years,” states Ken Pickering, Independent Board Director and Sustainability Committee Chair. “I am confident that, based on our track record, we will be able to contribute to the energy transition.”

To learn more about Endeavour’s environmental, social and governance efforts, please read our annual sustainability report, Bridge to the Future, and explore the sustainability website at https://edrsilver.com/sustainability/overview/.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Vice President of Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws and are referred to herein as “forward-looking statements”. Such forward-looking statements herein include but are not limited to statements regarding Endeavour’s Sustainability Strategy 2022-2024, the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the timing for and Company’s ability to successfully advance its growth and development projects, the Company’s expectations for reducing its GHG emissions and the impact of its operations on climate change. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the conditions in general market and industry conditions; timing and amount of expenditures related to the ESG programs; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of Endeavour to carry out its sustainability strategy, and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.